SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Constellation Energy Partners LLC

(Name of Issuer)

Common Units

(Title of Class of Securities)

21038E 10 1

(CUSIP Number)

Antonio R. Sanchez, III

Sanchez Energy Partners I, LP

1111 Bagby Street, Suite 1800

Houston, Texas 77002

(713) 783-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21038E 10 1		13D

1	Names of Reporting Persons SANCHEZ ENERGY PARTNERS I, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 5,139,345(1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 5,139,345(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,139,345(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.097%(2)

14	Type of Reporting Person (See Instructions) PN

(1)         May also be deemed to beneficially own 484,505 Class A Units of the Issuer.

(2)         Calculation based on 28,399,502 Common Units outstanding as of March 21, 2014 as reported on the cover of the Issuer’s Form 10-K for the year ended December 31, 2013.

CUSIP No. 21038E 10 1		13D

1	Names of Reporting Persons SEP MANAGEMENT I, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 5,139,345(1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 5,139,345(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,139,345(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.097%(2)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)         May also be deemed to beneficially own 484,505 Class A Units of the Issuer.

(2)         Calculation based on 28,399,502 Common Units outstanding as of March 21, 2014 as reported on the cover of the Issuer’s Form 10-K for the year ended December 31, 2013.

CUSIP No. 21038E 10 1		13D

1	Names of Reporting Persons SANCHEZ OIL & GAS CORPORATION

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 5,139,345(1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 5,139,345(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,139,345(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.097%(2)

14	Type of Reporting Person (See Instructions) CO

(1)         May also be deemed to beneficially own 484,505 Class A Units of the Issuer.

(2)         Calculation based on 28,399,502 Common Units outstanding as of March 21, 2014 as reported on the cover of the Issuer’s Form 10-K for the year ended December 31, 2013.

CUSIP No. 21038E 10 1		13D

1	Names of Reporting Persons ANTONIO R. SANCHEZ, III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 5,139,345(1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 5,139,345(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,139,345(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.097%(2)

14	Type of Reporting Person (See Instructions) IN

(1)         May also be deemed to beneficially own 484,505 Class A Units of the Issuer.

(2)         Calculation based on 28,399,502 Common Units outstanding as of March 21, 2014 as reported on the cover of the Issuer’s Form 10-K for the year ended December 31, 2013.

CUSIP No. 21038E 10 1		13D

1	Names of Reporting Persons A. R. SANCHEZ, JR.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 5,139,345(1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 5,139,345(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,139,345(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.097%(2)

14	Type of Reporting Person (See Instructions) IN

(1)         May also be deemed to beneficially own 484,505 Class A Units of the Issuer.

(2)         Calculation based on 28,399,502 Common Units outstanding as of March 21, 2014 as reported on the cover of the Issuer’s Form 10-K for the year ended December 31, 2013.

This Amendment No. 1 to Schedule 13D amends and supplements the initial statement on Schedule 13D filed jointly by SEP I; SEP Management; SOG; Antonio R. Sanchez, III; and A. R. Sanchez, Jr. with the SEC on August 19, 2013 (as amended or amended and restated hereby, the “Schedule 13D”) and relates to the beneficial ownership by the Reporting Persons of Common Units of the Issuer. Except as otherwise set forth herein, the Schedule 13D remains in full force and effect.  All capitalized terms used in this Amendment No. 1 have the same meaning as those set forth in the Schedule 13D.

Item 3.         Source and Amount of Funds or Other Consideration.

The information in Item 6 is incorporated into this Item 3 by reference.

Item 4.         Purpose of Transaction.

The Reporting Persons acquired the securities reported in this Schedule 13D solely for investment purposes. The Reporting Persons may make additional purchases or dispositions of the Issuer’s securities either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Issuer’s securities, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

The information in Item 6 is incorporated into this Item 4 by reference. In addition, certain affiliates of SEP I contemplate that, if an agreement can be reached on definitive documents, such affiliates may enter into a service agreement and ancillary documentation relating to the transition of employees and services from the Issuer’s subsidiaries currently employing such persons or providing such services to an affiliate of SEP I, compensation under which may include the grant of membership interests in the Issuer in lieu of payment of fees for services and the grant of a new class of the Issuer’s securities to be designated as senior management incentive interests.

Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell or dispose of the Issuer’s securities reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Depending on these factors, and other factors that may arise in the future, the Reporting Persons may be involved in such matters and, depending on the facts and circumstances at such time and subject to applicable law, may formulate a plan with respect to such matters.  In addition, the Reporting Persons may from time to time hold discussions with or make proposals to management of the Issuer, the board of managers of the Issuer, to other unitholders of the Issuer or to third parties regarding such matters.

The information set forth in this Item 4 is subject to change, and there can be no assurances that the matters described in this Item 4 will occur or that any of the Reporting Persons will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Item 5.         Interest in Securities of the Issuer.

(a) and (b)                                       The information set forth on the cover pages is incorporated into this Item 5 by reference.  SEP I is the sole record owner of 5,139,345 Common Units and 484,505 Class A Units.  SEP Management, SOG, A. R. Sanchez, Jr. and Antonio R. Sanchez, III do not directly own any Common Units or Class A Units.  SEP I is controlled by its general partner, SEP Management, which is a wholly owned subsidiary of SOG.  SOG is managed by A.R. Sanchez, Jr. and Antonio R. Sanchez, III.  Each of SEP Management, SOG, A. R. Sanchez, Jr. and Antonio R. Sanchez, III may be deemed to share voting and dispositive power over the Common Units and Class A Units held by SEP I.

Each of SEP Management, SOG, Antonio R. Sanchez, III and A. R. Sanchez, Jr. disclaims beneficial ownership of the Common Units and Class A Units held by SEP I except to the extent of such Reporting Person’s pecuniary interests therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the Common Units and Class A Units held by SEP I for purposes of Section 16 or for any other purpose.

(c)                                  Except as set forth in this Schedule 13D, there have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons.

(d)                                 Except as set forth in this Schedule 13D, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Units beneficially owned by the Reporting Persons.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Settlement Agreement

SEP I and the Issuer have entered into a settlement agreement with respect to a lawsuit initiated against them relating to certain transactions described in the Contribution Agreement, pursuant to which the purchase of the Issuer’s Class A Units by SEP I under the Contribution Agreement has been rescinded, the consideration attributed to such units ($817,767) has been refunded to SEP I and such units have been cancelled.

Pursuant to the settlement agreement, SEP I paid $817,767 to Constellation Energy Partners Management, LLC (“CEPM”), and acquired 100% of CEPM’s Issuer’s Class A Units, consisting of 484,505 Class A Units, and the Issuer paid $6,516,103 to CEPM.  SEP I paid a further $1 million to purchase 414,938 of the Issuer’s Common Units owned by CEPM (the acquisition by SEP I of Class A Units and Common Units from CEPM, the “Share Transactions”).  The Issuer and SEP I agreed to use reasonable commercial efforts (subject to certain limitations and constraints) to facilitate the sale of CEPM’s remaining Common Units pursuant to one or more underwritten offerings within nine months of the date of execution of the settlement agreement and to otherwise comply with Section 5.10 of the Operating Agreement and the Issuer has agreed to use commercially reasonable efforts to solicit a unitholder vote to approve such underwritten offerings. CEPM will also pursue market sales of such Common Units outside such underwritten offering(s), on certain conditions as set forth in the settlement agreement.

White Deer Management LLC, White Deer Energy L.P., Thomas Edelman, CEPM and their respective controlled or controlling affiliates or principals, including PostRock Energy Corporation (“PostRock”) and its subsidiaries, have agreed not to acquire directly or indirectly, beneficial ownership of any units in the Issuer until December 16, 2016, but CEPM may transfer all of its Common Units (and PostRock may transfer its interest in CEPM) to PostRock or any of its wholly owned subsidiaries at any time, subject to the terms of the settlement agreement.

Subject to the terms of the settlement agreement, CEPM is required to pursue sales of all of its Common Units (the “Subject Units”). As further described below, (i) SEP I is required to make a deficiency payment to CEPM if, as of December 15, 2014 or, if earlier, after the sale of all Subject Units after the passage of the six-month anniversary of the consummation of all of the Share Transactions and the dismissal of the related lawsuit (as it may be extended, the “Determination Date”), the aggregate amount actually received by CEPM from the sales of the Subject Units pursuant to the settlement agreement (the “Actual Proceeds”) are less than the Subject Unit Target Proceeds (as defined in below), and (ii) CEPM is required to share any excess proceeds and/or Subject Units with SEP I if the Actual Proceeds exceed the Subject Unit Target Proceeds as of the Determination Date. Before the passage of the six-month anniversary of the consummation of all the Share Transactions and the dismissal of the related lawsuit, in no event may the number of Subject Units disposed of (and/or contracted or committed to be disposed of) or the proceeds from all sales of (and/or contracts or commitments from all sales of) Subject Units exceed, in the aggregate, 95% of either the Subject Units or the Subject Unit Target Proceeds.

On the earlier of (i) December 29, 2014 or (ii) 14 days after the date of sale of the last Subject Unit held by CEPM, but in no event sooner than 15 days after the six-month anniversary of the consummation of the Share Transactions and the dismissal of the related lawsuit (the earlier of such dates, the “Deficiency Payment Date”), to the extent that the Actual Proceeds as of the Determination Date are less than an amount equal to the excess of (i) $21.6 million minus (ii) the amounts paid to CEPM pursuant to the settlement agreement (such difference, the “Subject Unit Target Proceeds”), SEP I or its designee (other than the Issuer) will pay to CEPM an amount equal to the lesser of (i) the shortfall from the Subject Unit Target Proceeds calculated as set forth in the settlement agreement, or (ii) $5 million (such lesser amount, the “Deficiency Payment”). CEPM may elect, by giving at least seven days written notice to SEP I prior to the then-current Determination Date, a four month delay in the Determination Date, in its sole discretion, if it still holds more than 1 million Common Units, during which such four-month period CEPM shall use commercially reasonable efforts to sell the remainder of the Subject Units; provided that if CEPM elects this delay in the Determination Date, the Deficiency Payment Date shall also be delayed by four months and no payment will be due from SEP I or its designee until April 29, 2015.

On the Determination Date, in the event that there is any surplus achieved from the sales of the Subject Units in excess of the Subject Unit Target Proceeds, or there are any Subject Units still owned by CEPM after CEPM has received or will receive the Subject Units Target Proceeds, then CEPM and SEP I agree to share equally in the excess proceeds and/or Subject Units.  Within ten business days from the date that CEPM receives or will receive all of the Subject Unit Target Proceeds, which shall in no event occur prior to the passage of the six-month anniversary date of the consummation of the Share Transactions and the dismissal of the related lawsuit, CEPM will (i) pay half of any net proceeds in excess of the Subject Unit Target Proceeds to SEP I or its designee, and (ii) transfer to SEP I or its designee half of any remaining Subject Units held by CEPM.  However, this sharing is subject to the restriction that SEP I’s (including its designee’s) one-half share in any aggregate proceeds in excess of the Subject Target Proceeds shall be capped at $5 million (i.e., SEP I would not be entitled to share further in aggregate proceeds in excess of the Subject Unit Target Proceeds once the aggregate excess amount exceeds $10 million).

On the Determination Date, SEP I has the option to purchase any or all of the Subject Units held by CEPM (or a permitted transferee) at the higher of (i) the agreed minimum price as of the Determination Date as set forth in the settlement agreement or (ii) the closing market price on the Determination Date on the NYSE MKT LLC or, if different, the principal National Securities Exchange or other principal market on which the Common Units are then listed or quoted, or if not so listed or quoted, the fair market value on such date as mutually agreed by CEPM and SEP I.

Subject to certain conditions, CEPM has the right to designate an observer at the meetings of the Issuer’s board until the earlier of (a) the date CEPM no longer owns 1 million Common Units of the Issuer or (b) the deficiency or surplus payments, if any, described above have been made.  CEPM has agreed to withdraw its two nominees for election as Class B Managers of the Board at the next annual meeting of unitholders and agreed not to submit any new nominations.  Further, until the earlier of the deficiency or surplus payments, if any, have been paid or CEPM selling all of its Common Units, CEPM agrees to vote all of its Common Units in the same manner as the majority of all of the Class B unitholders that are voting, other than SEP I, if such majority has voted affirmatively for a proposal (and otherwise will vote proportionately with such disinterested unitholders), on any issue brought to a unitholder vote.  CEPM also agreed not to publicly contest or oppose, directly or indirectly, any matter brought to a unitholder vote.

The description of the settlement agreement is qualified in its entirety by reference to the full text of the settlement agreement, which is filed as Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 1, 2014.

Item 7.         Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement dated April 7, 2014.

Exhibit B

Settlement Agreement dated as of March 31, 2014, among Constellation Energy Partners Management, LLC, Gary M. Pittman, John R. Collins, Stephen R. Brunner, Richard S. Langdon, Richard H. Bachmann, John N. Seitz, Constellation Energy Partners, LLC, Sanchez Oil & Gas Corporation, Sanchez Energy Partners I, L.P., Antonio R. Sanchez III, and Gerald F. Willinger, PostRock Energy Corporation and White Deer Management LLC, White Deer Energy L.P., and Thomas J. Edelman (incorporated by reference from Exhibit 99.2 to the Issuer’s Current Report on Form 8-K (File No. 001-33147) filed with the SEC on April 1, 2014).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 7, 2014

SANCHEZ ENERGY PARTNERS I, LP

By its general partner, SEP Management I, LLC

By:	/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III
President

SEP MANAGEMENT I, LLC

By:	/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III
President

SANCHEZ OIL & GAS CORPORATION

By:	/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III
President

/s/ Antonio R. Sanchez, III
ANTONIO R. SANCHEZ, III

/s/ Antonio R. Sanchez, Jr.
A. R. SANCHEZ, JR.

[Signature Page to Schedule 13D Amendment]